Prime Acquisition Corp.

July 3, 2013

Re: Proposal to Purchase the Green Certificate Rights.

Ladies and Gentleman:

This letter (this "Letter") is intended to summarize the principal terms of a proposal being considered by Prime Acquisition Corp, a Cayman Islands company ("Buyer") regarding its possible acquisition of certain rights attached to green certificates (the "Certificates") of Union European Concept Futurum Geie ("Seller"). Seller has partnership agreements with many companies that can entrust the obligation of this Letter, the first of which is Radiomarelli SA. The possible acquisition of the Certificates is referred to as the "Transaction" and Buyer and Seller are referred to collectively as the "Parties."

1.Acquisition of Certificates and Purchase Price.

(a) Subject to the satisfaction of the conditions described in this Letter, at the closing of the Transaction, Buyer would acquire the Certificates, free and clear of all encumbrances, at the purchase price set forth in Section 1(b).

(b) The purchase price for the Certificates (the "Purchase Price") shall be stock certificates representing in the aggregate up to 11,550,000 shares of Buyer’s Common Stock.

(c) Buyer has calculated the Purchase Price on the basis of information contained in the information memorandum dated June 28, 2013 and enclosed herewith (the “Memorandum”), and on the basis of the following assumptions:

(i) Seller has executed binding agreements with Romanian photovoltaic plant developers (the “Developers”), which currently own land and have received proper governmental authorizations to build and connect one or more solar power plants, as more fully described in the Memorandum.

(ii) Seller has the exclusive right to locate financing for the Developers and sell the associated Certificates.

(iii) Seller has agreed to sell Buyer the Certificates at a price of EUR 1.2 per megawatt hour.

2.Proposed Definitive Agreement. As soon as reasonably practicable after the execution of this Letter, the Parties shall commence to negotiate a definitive purchase agreement (the "Definitive Agreement") relating to Buyer's acquisition of the Certificates, to be drafted by Buyer's counsel. The Definitive Agreement would include the terms summarized in this Letter and such other representations, warranties, conditions, covenants, indemnities and other terms that are customary for transactions of this kind. The Parties shall also commence to negotiate ancillary agreements to be drafted by Buyer's counsel.

3.Conditions. Buyer's obligation to close the proposed Transaction will be subject to customary conditions, including:

(a) Buyer's satisfactory completion of due diligence;

(b) the Board of Directors of Buyer and Seller approving the Transaction;

(c) the Parties' execution of the Definitive Agreement and the ancillary agreements; and

(d) the receipt of any regulatory approvals and third party consents, on terms satisfactory to Buyer, including in particular any consents required under Romanian laws.

4.Due Diligence. From and after the date of this Letter, Seller will authorize its management to allow Buyer and its advisors full access to its facilities, records, documentation and advisors for the purpose of completing Buyer's due diligence review. The due diligence investigation will include, but is not limited to, a complete review of the regulatory, financial, legal, tax, environmental, and any agreements regarding the Certificates, and any other matters as Buyer's accountants, tax and legal counsel, and other advisors may deem relevant.

5.Exclusivity. Seller hereby agrees that, from the date hereof until July 31, 2013 (as such date may be extended as mutually agreed by the parties hereto) (the “Exclusive Period”), neither it, nor any of its officers, directors, employees, agents or representatives (including, without limitation, their respective attorneys and accountants) shall, directly or indirectly, initiate, solicit or encourage discussions, proposals, inquiries or offers, or negotiate or discuss any proposal with any person or entity, relating to or concerning any transaction similar to, or having the same effect as, the transaction proposed by this Letter pursuant to which rights to the Green Certificates are conveyed, directly or indirectly, to a third party (each, an "Alternative Transaction"), nor shall any such person enter into any agreement relating to any such Alternative Transaction. In the event that Seller receives an unsolicited offer for an Alternative Transaction from a third party, Seller shall notify Buyer of such third-party offer as soon as practicable, but in no event later than the next business day after receiving such offer.

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6.Termination. This Letter will automatically terminate and be of no further force and effect upon the earlier of (i) execution of the Definitive Agreement by Buyer and Seller, (ii) mutual agreement of Buyer and Seller, and (iii) December 31, 2013. Notwithstanding anything in the previous sentence, Sections 7, 8 and 12 hereof shall survive the termination of this Letter and the termination of this Letter shall not affect any rights any Party has with respect to the breach of this Letter by another Party prior to such termination.

7.GOVERNING LAW. THIS LETTER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF NEW YORK OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF LAWS OF ANY JURISDICTION OTHER THAN THOSE OF THE STATE OF NEW YORK.

8.Confidentiality. This Letter is confidential to the Parties and their representatives and is subject to the confidentiality agreement entered into between Buyer and Seller on July 3, 2013, which continues in full force and effect.

9.No Third Party Beneficiaries. Except as specifically set forth or referred to herein, nothing herein is intended or shall be construed to confer upon any person or entity other than the Parties and their successors or assigns, any rights or remedies under or by reason of this Letter.

10.Expenses. The Parties will each pay their own transaction expenses, including the fees and expenses of investment bankers and other advisors, incurred in connection with the proposed Transaction.

11.No Binding Agreement. This Letter reflects the intention of the Parties, but for the avoidance of doubt neither this Letter nor its acceptance shall give rise to any legally binding or enforceable obligation on any Party, except with regard to paragraphs 5 through 12 hereof. No contract or agreement providing for any transaction involving the Business shall be deemed to exist between Seller and Buyer and any of its affiliates unless and until a final definitive agreement has been executed and delivered.

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12.Trust Fund Waiver. Reference is made to the final prospectus of Buyer, dated March 24, 2011 (the “Prospectus”). Seller has read the Prospectus and understand that Buyer has established a trust account (“Trust Account”) for the benefit of the public stockholders of Buyer and the underwriters of the IPO pursuant to the Investment Management Trust Agreement, dated as of March 30, 2011, between Buyer and American Stock Transfer & Trust Company, as trustee. For and in consideration of Buyer agreeing to enter into this Letter with Seller, Seller hereby agrees that it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agrees that it will not seek recourse against the Trust Account for any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Buyer.

13.Miscellaneous. This Letter may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement. The headings of the various sections of this Letter have been inserted for reference only and shall not be deemed to be a part of this Letter.

[SIGNATURE PAGE FOLLOWS]

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If you are in agreement with the terms set forth above and desire to proceed with the proposed Transaction on that basis, please sign in the space provided below and return an executed copy of this Letter.

Very truly yours,

Agreed to and accepted: Union European Concept Futurum Geie By:
Name: Luca Sirugo Title: President

By: Radiomarelli SA
Name: Saverio Ciampi Title: President

Union european concept futurum geie

Bucarest, 28 June 2013

“MEMORANDUM”

Location	Capacity MWp	Authorisation
Teleorman	45	Ready to build
Dambovita	2,45	Ready to Build
Dambovita	1,1	Ready to Build
Craiova	3,5	Ready to Build
Tg Mures	3,2	Ready to Build
Giurgiu	9	Ready to Build
Buzau	9,8	Ready to Build

Union European Concept Futurum geie – ipostesti 21 – 040178 bucarest - romania

Trasparency register of european commission and parlament n° 09892988369-95

www.futurumgeie.eu – secretariat@futurumgeie.eu